Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Date: September 30, 2022

Falcon’s Beyond Announces BeyondME™ Platform to Bring Digital and
Real-world Experiences into Metaverse

Powered by proprietary and patent-pending technology, experiences will be interconnected across Falcon’s theme parks, resorts, e-commerce, online games, and more

Orlando, FL (September 30, 2022) —Falcon’s Beyond (“Falcon’s” or the “Company”), a leading fully integrated global entertainment development company specializing in intellectual property (IP) creation and expansion, has announced BeyondME™, a new fan loyalty and online game platform that will enable players of all ages to connect, personalize, and be rewarded for their engagement across both digital and real-world experiences. BeyondME will be powered by Falcon’s own proprietary and patent-pending ÄEONXP™ technology, designed to transform individual experiences into a connected and persistent gaming ecosystem that extends engagement, creates player agency, and encourages repeat visitation.

BeyondME will encourage players to gain experience points as virtual currency, called XP, by participating in a variety of real-world experiences across Falcon’s properties and virtual experiences within the BeyondME web app, and by playing BeyondME-enabled online games. XP can also be earned on purchases at Falcon’s own physical retail locations and on the Falcon’s e-commerce store, currently in development.

BeyondME’s platform will feature four Level-UP tiers. The higher the tier, the more XP players can earn. Players will then be able to spend their XP in a variety of ways, including unlockable customizations to their avatar and abilities within experiences, as well as discounts on Falcon’s retail and dining. Players can also leverage BeyondME across Falcon’s online games currently in development, including a Katmandu-themed mobile game and a Roblox game, previously announced.

Falcon’s has teamed up as an official developer partner with Ready Player Me, an international company based in Estonia that creates avatars in virtual worlds (“Ready Player Me”), to integrate their cross-game avatar platform into BeyondME. Players will be able to use a selfie to instantly generate their Ready Player Me avatar for use in BeyondME, and then personalize their digital likeness with hundreds of customization options such as new clothing, accessories, hairstyles, and more. Players will also be able to either spend the XP they’ve gained or directly purchase additional customizations for their avatars. On mobile devices, players will be able to use augmented reality to take selfies posing as their avatars and control their movements and interactions with real world environments. Ready Player Me avatars will be interoperable across Falcon’s experiences as well as thousands of other compatible games and applications utilizing the Ready Player Me platform.

“Leveraging our expertise as experience designers, storytellers, and technologists, BeyondME is an exciting and immersive new way to connect our audiences across our brands and offerings,” said Jason Ambler, President of Digital Media of Falcon’s. “Each individual’s personal preferences enhance their experiences, making them feel meaningful and tailor-made just for them, whether they’re engaging online or in real life.”

BeyondME interactivity and experiences will be enabled across the forthcoming Falcon’s Beyond Destination | Punta Cana, opening in late 2022 or early 2023, anchored by Falcon’s Resort by Meliá | All Suites Punta Cana, a 5-star all-inclusive resort, and Katmandu Park | Punta Cana, a cutting-edge theme park. Guests of the resort and theme park will receive BeyondME’s smart wearable technology which will allow them to access their profiles, rooms, and park passes, as well as conduct cashless transactions, and interact with various attractions and experience touchpoints across the properties. BeyondME will provide the opportunity for personalized content and functionality inside select interactive rides and attractions. Global leaderboards and rankings for various BeyondME-enabled online games and interactive attractions will be available online and displayed across Falcon’s properties.

BeyondME will offer extended benefits for members of MeliáRewards, the Meliá Hotels International loyalty program. Linking a MeliáRewards membership to BeyondME will provide additional opportunities to gain XP, and a MeliáRewards member’s level will automatically unlock the corresponding BeyondME Level-UP tier.

“We believe BeyondME is the next evolution of experiential entertainment, expanding the metaverse concept from what is traditionally virtual experiences into the real-world at our brick-and-mortar destinations,” said Cecil D. Magpuri, CEO of Falcon’s. “Our guests will be able to interact with rides, attractions, and experiences across our destination properties, and then continue to build on their experiences long after they’ve returned home.”

The announcement of BeyondME is the latest in a series of recent news from the company. On August 23rd, the company announced the new Falcon’s Resorts by Meliá global leisure resort brand and Falcon’s Beyond Destinations. Meliá and Falcon’s will develop multiple Falcon’s Beyond Destination locations across the globe in the upcoming years, including sites in Tenerife, Canary Islands, scheduled to open in 2024, Playa Del Carmen, Mexico, scheduled to open in 2025, and Puerto Vallarta, Mexico, whose opening date will be announced in the future.

On July 12th, Falcon’s also announced plans to become a publicly listed company on Nasdaq through a definitive merger agreement with FAST Acquisition Corp. II (“FAST II”) (NYSE: FZT), a special purpose acquisition company founded by Doug Jacob and headed by Sandy Beall. Upon the closing of the transaction, the new combined company will be named “Falcon’s Beyond Global, Inc.” and is expected to be listed on Nasdaq under the ticker symbol “FBYD.” More information about the transaction can be found in the Investor Relations section of Falcon’s website.

For more information on BeyondME and its next-level experiences, please visit gobeyond.me.

About Falcon’s Beyond

Headquartered in Orlando, Florida, Falcon's Beyond is a fully integrated, top-tier experiential entertainment development enterprise focusing on a 360° IP Expander model. The Company brings its own proprietary and partner IPs to global markets through owned and operated theme parks, resorts, attractions, patented technologies, feature films, episodic series, consumer products, licensing, and beyond. The Company has won numerous design awards and provided design services in 27 countries around the world, turning imagined worlds into reality.

Additional Information

This communication relates to the proposed business combination between FAST II and Falcon’s Beyond. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Falcon’s Beyond intends to file a Registration Statement on Form S-4 with the SEC, which will include a document that serves as a joint prospectus of Falcon’s Beyond and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. FAST II and Falcon’s Beyond will also file other documents regarding the proposed business combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FAST II or Falcon’s Beyond through the website maintained by the SEC at www.sec.gov. The documents filed by FAST II with the SEC also may be obtained free of charge upon written request to 109 Old Branchville Road Ridgefield, CT 06877. The documents filed by Falcon’s Beyond with the SEC may also be obtained free of charge upon written request to 6996 Piazza Grande Avenue, Suite 301, Orlando, FL 32835.

Participants in the Solicitations

FAST II, Falcon’s Beyond and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FAST II’s shareholders in connection with the proposed business combination. You can find information about FAST II’s directors and executive officers and their interest in FAST II can be found in FAST II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022. A list of the names of the directors, executive officers, other members of management and employees of FAST II and Falcon’s Beyond, as well as information regarding their interests in the business combination, will be contained in the Registration Statement on Form S-4 to be filed with the SEC by Falcon’s Beyond. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Falcon’s Beyond’s and FAST II’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Falcon’s Beyond’s and FAST II’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Falcon’s Beyond or FAST II to predict these events or how they may affect Falcon’s Beyond or FAST II. Except as required by law, neither Falcon’s Beyond nor FAST II has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, FAST II’s and Falcon’s Beyond’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination and the timing of the completion of the business combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of FAST II’s and Falcon’s Beyond’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or any of its subsidiaries following the announcement of the Merger Agreement and the transactions contemplated therein, (3) the inability of the parties to successfully or timely consummate the business combination or the other transactions contemplated by the Merger Agreement, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the proxy statement/prospectus relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the transactions contemplated by the Merger Agreement or that the approval of the requisite equity holders of Falcon’s Beyond is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities, (6) the risk that the business combination or the other transactions contemplated by the Merger Agreement disrupt current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the business combination or the other transactions contemplated by the Merger Agreement; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond business; (12) the risk that the business combination or the other transactions contemplated by the Merger Agreement may not be completed by FAST II’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by FAST II, (13) the amount of redemption requests made by stockholders of FAST II; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the business combination or the other transactions contemplated by the Merger Agreement or in the future; (15) and those factors discussed in FAST II’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents FAST II has filed, or will file, with the SEC.

Contacts:

Media:

DKC Public Relations

Falcons@dkcnews.com

Investor Relations:

Brett Milotte, ICR

FalconsBeyondIR@icrinc.com

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